March 22, 2011
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attention: Jaime John
Re:	Amdocs Limited Form 20-F for the Fiscal Year Ended September 30, 2010 Filed December 7, 2010 File No. 001-14840
Ladies and Gentlemen:
     On behalf of Amdocs Limited (the “Company”), please find below an acknowledgment of the Company as requested by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 26, 2011 from Patrick Gilmore, Accounting Branch Chief, of the U.S. Securities and Exchange Commission (the “Commission”), to Thomas G. O’Brien, Treasurer and Secretary of Amdocs.
     In the comment letter, the Staff requested that the Company acknowledge certain matters with respect to the filing. Specifically, the Staff provided the following comment:
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
March 22, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     By this letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

U.S. Securities and Exchange Commission
March 22, 2011

     Please do not hesitate to contact the undersigned at 314-212-8383 with any questions regarding this response letter or the above acknowledgement.

Very truly yours,
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Secretary and Treasurer